UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended May 1, 2004

☐ TRANSITION REPORT PURSUANT TO 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to _______

Commission File Number: 0-30869

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Stratos International, Inc. 401(k) Savings Plan

(Formerly Stratos Lightwave, Inc. 401(k) Savings Plan)

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Stratos International, Inc.
7444 West Wilson Avenue
Chicago, IL 60706-4549

FINANCIAL STATEMENTS AND EXHIBITS

(a) Financial Statements
Stratos International, Inc. 401(k) Savings Plan
Report of Independent Registered Public Accounting Firm
Statements of Net Assets Available for Benefits at May 1, 2004 and May 3, 2003
Statements of Changes in Net Assets Available for Benefits For The Years Ended May 1, 2004 and May 3, 2003
Notes to Financial Statements
Supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
(b) Exhibit
Exhibit 23 - Consent of Independent Auditors
Exhibit 99 - Certification

(10/9/7) 0404-0536339 (21)

Financial Statements and Supplemental Schedule

Stratos International, Inc. 401(k) Savings Plan
(formerly Stratos Lightwave, Inc. 401(k) Savings Plan)

Years ended May 1, 2004 and May 3, 2003
with Report of Independent Registered Public Accounting Firm

Employer Identification Number 36-4360035
Plan #001

Stratos International, Inc. 401(k) Savings Plan
(formerly Stratos Lightwave, Inc. 401(k) Savings Plan)

Financial Statements
and Supplemental Schedule

Years ended May 1, 2004 and May 3, 2003

Report of Independent Registered Public Accounting Firm

Administration Committee
Stratos International, Inc. 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of Stratos International, Inc. 401(k) Savings Plan (formerly Stratos Lightwave, Inc. 401(k) Savings Plan) as of May 1, 2004 and May 3, 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at May 1, 2004 and May 3, 2003, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of May 1, 2004, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

September 30, 2004 Chicago, Illinois	Ernst & Young LLP

EIN 36-4360035
Plan #001

Stratos International, Inc. 401(k) Savings Plan
(formerly Stratos Lightwave, Inc. 401(k) Savings Plan)

Statements of Net Assets Available for Benefits

	May 1	May 3
	2004	2003
Assets
Cash	$10,617	$—
Investments:
Group annuity contract	492,719	693,524
Money market fund	183,186	21,523
Mutual funds	4,680,869	3,657,448
Equities	241,597	204,007
Participant loans	106,567	117,354

Total investments	5,704,938	4,693,856
Receivables:
Participant contributions	13,116	26,501
Company contributions	5,783	9,041
Due from broker for securities sold	—	94,416
Accrued income	1,228	2,051

Total receivables	20,127	132,009

Total assets	5,735,682	4,825,865
Liabilities
Cash overdraft	—	12,843
Due to broker for securities purchased	1,080	647

Total liabilities	1,080	13,490

Net assets available for benefits	$5,734,602	$4,812,375

See notes to financial statements.

EIN 36-4360035
Plan #001

Stratos International, Inc. 401(k) Savings Plan
(formerly Stratos Lightwave, Inc. 401(k) Savings Plan)

Statements of Changes in Net Assets Available for Benefits

	Year ended	Year ended
	May 1	May 3
	2004	2003
Additions
Contributions:
Participant	$835,686	$1,230,040
Company	404,153	571,047
Rollovers	13,765	78,484

	1,253,604	1,879,571
Interest and dividends	92,033	97,749

Total additions	1,345,637	1,977,320
Deductions
Benefit payments	1,060,627	1,351,968
Administrative expenses	46	2,046

Total deductions	1,060,673	1,354,014
Net appreciation (depreciation) in fair value of investments	637,263	(607,192)

Net increase	922,227	16,114
Net assets available for benefits:
Beginning of year	4,812,375	4,796,261

End of year	$5,734,602	$4,812,375

See notes to financial statements.

EIN 36-4360035
Plan #001

Stratos International, Inc. 401(k) Savings Plan
(formerly Stratos Lightwave, Inc. 401(k) Savings Plan)

Notes to Financial Statements

Years ended May 1, 2004 and May 3, 2003

1. Description of the Plan

The following description of the Stratos International, Inc. 401(k) Savings Plan (formerly Stratos Lightwave, Inc. 401(k) Savings Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description (SPD) for a more complete description of the Plan’s provisions. Copies of the SPD are available from Stratos International, Inc. (the Company).

General

The Plan, established effective April 29, 2001, is a defined-contribution plan established to provide additional retirement and other benefits for eligible employees of the Company and its subsidiaries, to enable eligible employees, through systematic savings, to accumulate funds on a tax-advantageous basis, and to provide a vehicle through which the Company can attract and retain qualified employees.

Effective November 6, 2003, the Company changed its name from Stratos Lightwave, Inc. to Stratos International, Inc. The Plan name changed effective December 17, 2003.

Participation

Employees become eligible to make participant contributions to the Plan on the first day of any month following the date of employment. Eligibility to receive the nonelective Company contribution begins on the first day of the quarter of the Plan year following the completion of one year of service.

Contributions

Participants may elect to contribute a percentage of their pretax annual compensation subject to the maximum annual dollar limit allowable by the Internal Revenue Service (IRS).

Stratos International, Inc. 401(k) Savings Plan

(formerly Stratos Lightwave, Inc. 401(k) Savings Plan)

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

The Company contributes to the Plan on behalf of each participant who has completed one year of service 3% of each participant’s compensation for the portion of the Plan year in which the participant was a participant in the Plan.

Participants may direct contributions into various investment options offered by the Plan.

Benefit Payments

Benefits generally are paid only upon termination of service, retirement, disability, death, attainment of age 59 1/2, or financial hardship, as defined. Benefits are paid to the participant or participant’s beneficiary in a lump-sum or series of installments. Participants who terminate employment and whose account balances do not exceed $5,000 shall receive an immediate, lump-sum distribution.

Vesting

Participants are immediately vested in Company contributions, their contributions, and actual earnings (losses) thereon.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan terms range from 1 to 5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at the prime rate plus 1%. Principal and interest are paid ratable through payroll deductions.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of Company contributions and Plan earnings (losses). Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Stratos International, Inc. 401(k) Savings Plan

(formerly Stratos Lightwave, Inc. 401(k) Savings Plan)

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

2. Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Investment Valuation

The group annuity contract is valued at contract value as estimated by Hartford Life Insurance Company. Contract value represents contributions made, plus interest at the contract rate, less funds used to pay participants’ benefits.

The group annuity contract had an average yield of 4.25% in 2004 and 4.41% in 2003. The crediting interest rate was 3.00% at May 1, 2004, and 3.75% at May 3, 2003. The crediting interest rate for the group annuity contract is set at the beginning of the calendar year and is periodically reviewed for adjustment. The fair value of the group annuity contract was approximately $477,170 at May 1, 2004.

The shares of mutual funds are valued at quoted market prices, which represent the net asset values of shares on the last business day of the Plan year. The fair value of common stock is determined by quoted market prices. Participant loans are stated at their outstanding principal balances, which approximates fair value.

Purchases and sales are recorded on a trade-date basis. Interest is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

Administrative Expenses

All legal, accounting, and administrative expenses of the Plan are paid by the Company.

Stratos International, Inc. 401(k) Savings Plan

(formerly Stratos Lightwave, Inc. 401(k) Savings Plan)

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

The Plan’s investments (including investments purchased, sold, as well as held during the years) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

	Year ended
	May 1	May 3
	2004	2003
Equities	$26,674	$(187,481)
Mutual funds	610,589	(419,711)

	$637,263	$(607,192)

Investments that represent 5% or more of fair value of the Plan’s net assets are as follows:

	May 1	May 3
	2004	2003
Hartford Life Insurance Company Group
Annuity Contract	$492,719	$693,524
The American Funds Group:
American Balanced Fund	1,382,850	977,166
American Mutual Fund	357,996	261,267
American Europacific Growth Fund	294,193	*
Fidelity Institutional Retirement Services Company:
Magellan Fund	965,277	840,464
Growth and Income Fund	1,126,041	766,159
Government Retirement Money Market Fund	*	279,986

*Below 5% threshold.

Stratos International, Inc. 401(k) Savings Plan

(formerly Stratos Lightwave, Inc. 401(k) Savings Plan)

Notes to Financial Statements (continued)

4. Income Tax Status

The Plan has received a determination letter from the IRS dated February 14, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (Code) and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

5. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

6. Subsequent Event

Effective November 6, 2003, Stratos International, Inc. acquired Sterling Holding Company. Stratos International, Inc. has until November 6, 2004, to allow the participants of Sterling to either participant in this Plan or create an entirely new 401(k) Savings Plan.

Supplemental Schedule

EIN 36-4360035
Plan #001

Stratos International, Inc. 401(k) Savings Plan

(formerly Stratos Lightwave, Inc. 401(k) Savings Plan)

Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)

May 1, 2004

	Description		Current
Identity of Issue	of Investment	Shares	Value
Annuity contract
Hartford Life Insurance Company	Group Annuity Contract	—	$492,719
Mutual funds
The American Funds Group	American Balanced Fund	79,657	1,382,850
	American Mutual Fund	14,678	357,996
	American Europacific
	Growth Fund	9,460	294,193
Fidelity Institutional Retirement Services Company	Government Retirement
	Money Market Fund	183,186	183,186
	Magellan Fund	9,906	965,277
	Growth and Income Fund	31,621	1,126,041
MFS	MFS Investors Growth
	Stock Fund	24,718	277,580
Putnam	Putnam Voyager Fund	17,763	276,932
			4,864,055
Equities
Stratos International, Inc. *	Stratos International, Inc.,
	Common Stock	16,791	83,619
Methode Electronics, Inc. *	Methode Electronics, Inc.,
	Class A Common Stock	13,931	157,978
			241,597
Participant loans	Interest rates range from
	5.0% to 10.5%		106,567
			$5,704,938

*Party in interest.

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	October 27, 2004	By:	/s/ David A. Slack

David A. Slack
On behalf of the Administrative
Committee as Plan Administrator